Exhibit 99.1

Millar Western Forest Products Ltd.

Interim Financial Statements
March 31, 2011

Millar Western Forest Products Ltd.
Interim Statement of Financial Position
(Unaudited)

(expressed in thousands of Canadian dollars)

	March 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$
		(Note 5)	(Note 5)
Current assets
Cash and cash equivalents	26,822	45,064	61,186
Accounts and other receivables	39,753	39,202	32,098
Inventories (note 6)	85,516	62,111	53,943
Prepaid expenses	7,734	8,615	4,748

	159,825	154,992	151,975
Non-current assets
Property, plant and equipment	143,365	132,729	117,692
Intangible assets	53,060	54,260	59,619
Other assets	2,471	2,501	2,643

	198,896	189,490	179,954

Total assets	358,721	344,482	331,929

Current liabilities
Accounts payable and accrued liabilities	43,846	34,146	33,926
Reforestation obligations	6,086	6,086	6,733
Financial liabilities – borrowings	910	876	784

	50,842	41,108	41,443

Non-current liabilities
Financial liabilities – borrowings	196,659	201,582	212,496
Asset retirement obligations	1,046	1,046	761
Other obligations	1,970	1,970	1,417
Reforestation obligations	13,053	9,722	6,095
Deferred income taxes	5,839	4,829	2,165

	218,567	219,149	222,934

Total liabilities	269,409	260,257	264,377

Equity attributable to shareholder

Share capital	27,500	-	-
Retained earnings	61,812	84,225	67,552

Total equity	89,312	84,225	67,552

Total liabilities and shareholder’s equity	358,721	344,482	331,929

The accompanying notes are an integral part of the financial statements.

Approved by the Board of Directors

Director	Director

Millar Western Forest Products Ltd.
Interim Statement of Changes in Equity
For the three months ended March 31
(Unaudited)

(expressed in thousands of Canadian dollars)

	Share	Retained	Total
	capital	earnings	equity
	$	$	$
Balance – January 1, 2010	-	67,552	67,552
Net income for the period	-	2,008	2,008
Balance – March 31, 2010	-	69,560	69,560
Balance – January 1, 2011	-	84,225	84,225
Net income for the period	-	5,087	5,087
Share capital (note 4)	27,500	(27,500)	-
Balance – March 31, 2011	27,500	61,812	89,312

The accompanying notes are an integral part of the financial statements.

Millar Western Forest Products Ltd.
Interim Statement of Comprehensive Income (Loss)
For the three months ended March 31
(Unaudited)

(expressed in thousands of Canadian dollars)

	2011	2010
	$	$
		(Note 5)

Revenue	69,718	65,666

Cost of sales (excluding depreciation and amortization)	48,777	41,901
Freight and other distribution costs	12,006	11,116
Depreciation and amortization	2,774	2,765
General and administration	3,807	2,885
Other (income) expenses (note 8)	(2,699)	7,523

Operating earnings (loss)	5,053	(524)
Unrealized foreign exchange gain on borrowings	(4,750)	(6,688)
Finance expenses (note 7)	3,705	4,490

Income before income taxes	6,098	1,674
Income tax expense (recovery)	1,011	(334)

Net income and comprehensive income for the period	5,087	2,008

The accompanying notes are an integral part of the financial statements.

Millar Western Forest Products Ltd.
Interim Statement of Cash Flows
For the three months ended March 31
(Unaudited)

(expressed in thousands of Canadian dollars)

	2011	2010
	$	$
		(Note 5)

Cash flow provided by (used in)

Operating activities
Net income for the period	5,087	2,008
Adjustments for
Finance expenses	3,521	4,294
Depreciation and amortization	2,774	2,765
Deferred income tax expense (recovery)	1,011	(334)
Unrealized exchange gain on borrowings	(4,750)	(6,688)
Unrealized (gain) loss on derivative contracts	(4,397)	4,071
Reforestation expense	1,729	1,825
Gain on disposal of property, plant and equipment	(36)	-
Inventory valuation	(709)	(1,685)
Other	-	206
Reforestation expenditures	(422)	(311)

	3,808	6,151
Changes in non-cash working capital
Accounts receivable	3,846	(1,265)
Inventories	(20,424)	(15,494)
Prepaid expenses	630	241
Accounts payable and accrued liabilities	3,451	(5,560)

	(12,497)	(22,078)
Net cash used in operating activities	(8,689)	(15,927)

Investing activities
Additions to property, plant and equipment	(8,715)	(944)
Proceeds on disposal of property, plant and equipment	45	-
Decrease in other assets	31	182

Net cash used in investing activities	(8,639)	(762)

Financing activities
Repayments of borrowings	(309)	(278)
Finance expenses paid	(605)	(635)

Net cash used in financing activities	(914)	(913)

Net decrease in cash and cash equivalents	(18,242)	(17,602)

Cash and cash equivalents – beginning of period	45,064	61,186

Cash and cash equivalents – end of period	26,822	43,584

The accompanying notes are an integral part of the financial statements.

Millar Western Forest Products Ltd.
Notes to Interim Financial Statements
For the three months ended March 31
(Unaudited)

1	General Information

Millar Western Forest Products Ltd. (the “Company”) is incorporated and located in Canada. The address of the Company’s corporate office is 16640 – 111 Avenue, Edmonton, Alberta, Canada, T5M 2S5.

The Company is a subsidiary of Millar Western Industries Ltd.

The Company is an integrated forest products company with facilities in Canada producing lumber and pulp. The lumber segment consists of three sawmill operations that produce and market dimension lumber. The pulpsegment consists of a pulp operation that manufactures and markets a number of different grades of pulp.

2	Basis of preparation and adoption of IFRS

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial ReportingStandards (“IFRS”), and now requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis in these interim financial statements. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These interim financial statements have been prepared in accordance with IFRS applicable to the preparation ofinterim financial statements, including International Accounting Standards (IAS) 34, Interim Financial Reporting, and IFRS 1, First Time Adoption of IFRS. Subject to certain transition elections disclosed in note 5, the Company has consistently applied the same accounting policies in its opening IFRS statement of financial position at January 1, 2010, and throughout all periods presented, as if these policies had always been in effect; consequently, comparative figures for 2010 have been restated to give effect to these changes. Note 5 discloses the impact of the transition to IFRS on the Company’s reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s financial statements for the year ended December 31, 2010.

The policies applied in these interim financial statements are based on IFRS issued and outstanding as of May 20, 2011, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual financial statements for the year ending December 31, 2011, could result in restatement of these interim financial statements, including the transition adjustments recognized on change-over to IFRS.

The interim financial statements should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended December 31, 2010. Note 6 discloses IFRS information for the yearended December 31, 2010, that is material to an understanding of these interim financial statements.

(1)

Millar Western Forest Products Ltd.
Notes to Interim Financial Statements
For the three months ended March 31
(Unaudited)

3	Significant accounting policies

The significant accounting policies used in the preparation of these interim financial statements are described below:

Basis of measurement

These interim financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial assets and liabilities to fair value.

Foreign currency translation

Items included in the financial statements of the Company are measured using the Canadian dollar as the functional currency.

The Company has no operations outside of Canada; however, the Company does have a significant exposure to foreign-currency exchange-rate movements as a result of its long-term debt being denominated in U.S. dollars and its export sales being denominated primarily in U.S. dollars.

Foreign currency transactions are translated into Canadian dollars by applying exchange rates in effect at the transaction date. At each reporting period end, monetary assets and liabilities denominated in foreign currencies are converted to Canadian dollars at rates of exchange prevailing on that date. Gains and losses on exchange differences are recognized in the statement of comprehensive income.

Cash and cash equivalents

Cash and cash equivalents are defined as cash on hand, less cheques issued at year-end that have not been processed by the Company’s financial institution, and include money-market instruments with maturity dates of less than three months from the date they are acquired.

Financial instruments

i)	Financial assets

The Company classifies its financial assets in the following categories: at fair value through earnings, loans and receivables, and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Financial assets at fair value through earnings included financial assets held for trading and derivative instruments for which cash flow hedging has not been applied. Financial assets at fair value through earnings are carried at fair value, with changes in fair value recorded in other income.

(2)

Millar Western Forest Products Ltd.
Notes to Interim Financial Statements
For the three months ended March 31
(Unaudited)

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, and include cash and cash equivalents, and accounts and notes receivable. Loans and receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective-interest method, less provision for impairment. A provision for impairment is established when there is objective evidence that the Company will not be able to collect all amounts due, according to the original terms of the instrument.

ii)	Financial liabilities

Accounts payable are recognized initially at fair value and subsequently measured at amortized cost using the effective-interest method. Borrowings are recognized initially at fair value, net of any directly attributable transaction costs, and are subsequently measured at amortized cost using the effective-interest method.

iii)	Derivative financial instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at fair value. The Company does not enter into speculative contracts and does not apply hedge accounting; therefore, unrealized gains and losses on derivatives are recorded in earnings at each period end.

The Company from time to time enters into forward-exchange contracts to hedge a portion of its expected foreign-currency-denominated revenue over periods of up to 12 months into the future. From time to time, the Company also enters into forward-sales contracts for pulp or lumber in order to minimize the impact of market volatility on its product sales. The Company also enters into forward-purchase contracts for natural gas in order to reduce the impact of market volatility on its gas purchases. These contracts are classified as derivative instruments and measured at fair value.

The Company has reviewed all significant contractual agreements and determined that there are no material embedded derivatives that must be separated from the host contract and recorded at fair value.

Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset carried at amortized cost is impaired. If such evidence exists, the Company recognizes an impairment loss, with the loss being the difference between the amortized cost of the asset and the value of the estimated future cash flows, discounted using the risk-free rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

(3)

Millar Western Forest Products Ltd.
Notes to Interim Financial Statements
For the three months ended March 31
(Unaudited)

Inventories

The Company’s inventories include pulp, lumber, logs, processing materials and supplies.

Pulp, lumber and log inventories are recorded at the lower of cost and net realizable value (NRV). Cost is determined using average cost and comprises raw-materials, direct-labour and other direct costs, and related production overheads consistent with the normal level of production. NRV represents the estimated selling price for inventories in the ordinary course of business, less the estimated costs of completion and selling expenses.

Processing materials and supplies are recorded at weighted average cost, recalculated at each transaction.

Cost of products sold, as presented in the statement of comprehensive income, includes all inventories expensed in the period, as well as changes in inventory valuation provisions. When reasons for a write-down of inventory have ceased to exist, the write-down is reversed.

Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying value or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is removed when the item is replaced. Repair and maintenance costs are charged to the statement of comprehensive income during the period in which they are incurred.

The estimated useful lives of the various components of the Company’s major asset classes are as follows:

Buildings – sawmill	20-60	years
Buildings – pulp mill	25-60	years
Buildings – other	8-15	years
Process equipment – sawmill	25-50	years
Process equipment – pulp mill	20-50	years
Mobile equipment	2-10	years
Ancillary equipment	6-25	years
Furniture, office and computer equipment	4-20	years
Roads, yards and bridges	10-50	years

The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant component and depreciates each component separately. Residual values and useful lives of the assets are reviewed annually and adjusted if appropriate.

Gains and losses on disposals of property, plant and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of “Other gains (losses)” in the statement of comprehensive income.

(4)

Millar Western Forest Products Ltd.
Notes to Interim Financial Statements
For the three months ended March 31
(Unaudited)

Intangible assets

The Company’s intangible assets include timber rights, computer software and a power purchase arrangement. These assets are capitalized and amortized in the statement of comprehensive income, on a straight-line basis over the period of their expected useful lives, as follows:

Timber rights	10-60	years
Computer software	5-15	years
Power purchase arrangement	20	years

Impairment of non-financial assets

Property, plant and equipment and intangible assets are tested for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable. Long-lived assets that are not amortized are subject to an annual impairment test. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or CGUs). The recoverable amount is the higher of an asset’s fair value, less costs to sell, and its value in use, which is defined as the present value of the expected future cash flows of the relevant asset or CGU. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

Borrowing costs

Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets, until such time as the assets are substantially ready for their intended use. All other borrowing costs are recognized as finance expenses in the statement of comprehensive income in the period in which they are incurred.

Employee benefits

i)	Pension obligations

The Company has defined-contribution plans providing pension benefits to most of its employees, and for certain key employees the Company has a supplementary defined-benefit pension plan.

The cost of defined-contribution pension plans is charged to expense as the contributions become payable.

The cost of defined-benefit plans is determined using the projected-benefit method, prorated on service and management’s best estimates of expected plan investment performance, salary increases and retirement ages of employees in the plan. The related pension liability recognized in the statement of financial position is the present value of the defined-benefit obligation at the balance-sheet date, less the fair value of the plan assets.

(5)

Millar Western Forest Products Ltd.
Notes to Interim Financial Statements
For the three months ended March 31
(Unaudited)

Actuarial valuations for defined-benefit plans are carried out annually, or when any significant changes to the plan or membership may require a revaluation to be completed.

Actuarial gains and losses are recognized in the period in which they occur, in other comprehensive income, without recycling to the statement of comprehensive income in subsequent periods. The costs of past-service benefits are recognized as an expense in the statement of comprehensive income.

ii)	Other post-employment obligations

The Company has, in the past, provided partial health-care benefits to early retirees up to the age of retirement. The entitlement to these benefits was tied to age and length of service. The expected cost of these benefits was accrued at the time of early retirement. Since February 2008, this program has no longer been offered to new early retirees.

The Company offers a supplemental vacation program for select employees. The employees can use the vacation at their discretion, unlike annual earned vacations. The Company accrues for the unused vacation at each calendar year-end.

iii)	Profit sharing

The Company recognizes a liability and an expense for employee profit sharing, based on a formula that takes into consideration the net income before taxes of the Company after certain adjustments.

Provisions

Provisions for environmental restoration, restructuring costs and legal claims, where applicable, are recognized in other liabilities when the Company has a present legal or constructive obligation as a result of past events, when it is more likely than not that an outflow of resources will be required to settle the obligation, and when the amount can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value where the effect is material using a risk-free rate. The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts.

Forestry legislation in Alberta requires the Company to incur the cost of reforestation of areas of land on which timber is harvested under the terms of its quotas and forest management agreement. Accordingly, the Company records a liability for the costs of reforestation in the period in which the timber is harvested. In periods subsequent to the initial measurement, changes in the liability resulting from the passage of time and revisions to reforestation estimates are recognized in the statement of comprehensive income as they occur.

(6)

Millar Western Forest Products Ltd.
Notes to Interim Financial Statements
For the three months ended March 31
(Unaudited)

Income taxes

Deferred income taxes are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred income-tax liabilities or assets are measured using substantively enacted rates anticipated to apply in the periods in which the differences are expected to reverse. Deferred income-tax assets are recorded in the financial statements if realization is considered more likely than not.

Deferred income-tax assets and liabilities are presented as non-current.

Investment tax credits are recognized through income tax expense/recovery when it is considered possible that the tax credit will be utilized against taxable earnings.

Revenue

Revenue is derived from the sale of pulp and lumber and from management fees collected from related parties. It is measured at the fair value of the consideration received or receivable, net of claims, rebates, returns and discounts, for the sale of goods and services in the ordinary course of the Company’s business. Historical experience is used to estimate and provide for discounts and returns. Volume discounts are assessed based on anticipated annual purchases.

Revenue is recognized when the economic benefits are expected to flow to the Company and delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. These criteria are generally met at the time the product is shipped and delivered to the customer and, depending on the delivery conditions, title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained.

Critical accounting estimates and judgements

The Company makes estimates and assumptions concerning the future that will, by definition, seldom equal actual results. The three most critical areas requiring estimates and judgements are inventory valuation, asset retirement obligations, and impairment of long-lived assets.

The method used for inventory valuation requires the Company to estimate the selling prices of its products over the period that it expects to realize on its inventory, and these estimates may differ from actual selling prices realized in those future periods.

The Company estimates the expenditures on reforestation and asset retirement obligations over long periods into the future, and these estimates may differ in the future based on changes in legislation or the Company’s reforestation and reclamation practices.

(7)

Millar Western Forest Products Ltd.
Notes to Interim Financial Statements
For the three months ended March 31
(Unaudited)

In assessing the impairment of long-lived assets, the Company generally has determined its recoverable amount by calculating value in use for its cash generating units using a discounted cash flow analysis. Key assumptions that have a significant impact on the value-in-use calculation are the discount rate used for future cash flows and the forecasted pricing for the products sold by the Company during the forecast period. Changes in these key assumptions could cause a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Accounting standards issued but not yet applied

The Company has not applied the following new and revised IFRS that have been issued but are not yet effective at May 20, 2011:

IFRS 9, Financial Instruments (issued November 2009 and effective January 1, 2013) introduces new requirements for the classification and measurement of financial assets and liabilities and uses a model of only two classification categories: fair value or amortized cost. The standard also clarifies the use of a single impairment method when evaluating financial instruments.

In May  2011, the International Accounting Standards Board published five new standards on consolidation and joint arrangements (effective January 1, 2013), as follows:

IFRS 10	Consolidation
IFRS 11	Joint arrangements
IFRS 12	Disclosure
IAS 27	Separate financial statements
IAS 28	Investments in associates and joint ventures

These five new standards include the following changes:

  A revised definition of control for the purposes of determining which arrangements should be consolidated, including guidance on participating and protective rights;
  A reduction in the types of joint arrangements to two: joint operations and joint ventures, and classification based on rights and obligations rather than legal structure;
  Elimination of the policy choice of proportionate consolidation for joint ventures; and
  New requirements to disclose significant judgements and assumptions in determining whether an entity controls, jointly controls or significantly influences its interests in other entities

IFRS 13, Fair Value Measurement (issued May 2011 and effective January 1, 2013) is a comprehensive standard for fair value measurement and disclosure requirements. IFRS 13 will improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across all IFRS standards.

These accounting standards are not expected to have a significant effect on the Company’s accounting policies or financial statements.

(8)

Millar Western Forest Products Ltd.
Notes to Interim Financial Statements
For the three months ended March 31
(Unaudited)

4	Share capital

On March 30, 2011, the shareholder passed a resolution to adjust the stated capital of the Company to $27.5 million, with an offsetting adjustment to retained earnings.

5	Transition to IFRS

As explained in note 2, these financial statements are the first interim financial statements prepared by the Company under IFRS. The Company’s transition date to IFRS was January 1, 2010 and, accordingly, the Company has prepared its opening IFRS balance sheet as at that date. In preparing its opening IFRS balance sheet and comparative information for 2010, the Company has adjusted amounts previously reported in financial statements prepared in accordance with previous Canadian GAAP (“previous GAAP”).

The differences identified are detailed in the following sections, which include reconciliations of equity and comprehensive income for comparative periods as well as explanations for the adjustments.

The accounting changes resulting from the transition to IFRS do not impact the Company’s compliance with any of its financial covenants with respect to its debt obligations.

	i)	Optional exemptions from full retrospective application followed by the Company

The Company has elected to apply the following optional exemptions to full retrospective application of IFRS:

Employee benefits: IFRS 1 provides the option to retrospectively apply the corridor approach under IAS 19, Employee Benefits, for the recognition of actuarial gains and losses, or to recognize all cumulative gains and losses deferred under previous GAAP in opening retained earnings at the transition date. The Company has elected to recognize all cumulative actuarial gains and losses that existed at its transition date in opening retained earnings for its defined-benefit pension plan.

Borrowing costs: IAS 23, Borrowing Costs, requires an entity to capitalize the borrowing costs related to all qualifying assets for which the commencement date for capitalization is on or after January 1, 2009, or the date of transition. The Company has elected to adopt this policy from the date of transition.

Business combinations: In accordance with the transitional provision of IFRS 1, the Company elected to apply IRFS relating to business combinations prospectively from January 1, 2010. As a result, the provisions for GAAP balances relating to business combinations entered into before that date have been carried forward without adjustment.

In addition to these optional exemptions, the Company has also ensured that all estimates at January 1, 2010, are consistent with estimates made at the same date under previous GAAP, as required by IFRS 1.

(9)

Millar Western Forest Products Ltd.
Notes to Interim Financial Statements
For the three months ended March 31
(Unaudited)

ii)	Reconciliation of equity under IFRS to previous GAAP at January 1, 2010 and December 31, 2010

		December 31, 2010			January 1, 2010
		Cdn			Cdn
		GAAP	Adj	IFRS	GAAP	Adj	IFRS
		$	$	$	$	$	$
Assets
Current assets
Cash and cash equivalents		45,064	-	45,064	61,186	-	61,186
Accounts and other receivables		39,202	-	39,202	32,098	-	32,098
Inventories		62,111	-	62,111	53,943	-	53,943
Prepaid expenses		8,615	-	8,615	4,748	-	4,748
Deferred income taxes	a)	1,711	(1,711)	-	1,596	(1,596)

		156,703	(1,711)	154,992	153,571	(1,596)	151,975

Non-current assets
Property, plant and equipment		132,729	-	132,729	117,692	-	117,692
Intangible assets	b)	56,131	(1,871)	54,260	61,490	(1,871)	59,619
Other assets	c)	3,459	(958)	2,501	3,385	(742)	2,643

		192,319	(2,829)	189,490	182,567	(2,613)	179,954

Total assets		349,022	(4,540)	344,482	336,138	(4,209)	331,929

Current liabilities
Accounts payable and accrued liabilities	f)	34,113	33	34,146	33,887	39	33,926
Reforestation obligations		7,982	(1,896)	6,086	6,733	-	6,733
Financial liabilities - borrowings		876	-	876	784	-	784

		42,971	(1,863)	41,108	41,404	39	41,443

Non-current liabilities
Financial liabilities - borrowings	d)	203,562	(1,980)	201,582	215,155	(2,659)	212,496
Asset retirement obligations	e)	-	1,046	1,046	-	761	761
Other obligations	c)	690	1,280	1,970	1,120	297	1,417
Reforestation obligations	f)	6,592	3,130	9,722	4,197	1,898	6,095
Deferred income taxes	a)g)	7,651	(2,822)	4,829	4,498	(2,333)	2,165

		218,495	654	219,149	224,970	(2,036)	222,934

Total liabilities		261,466	(1,209)	260,257	266,374	(1,997)	264,377

Equity
Retained earnings	h)	87,556	(3,331)	84,225	69,764	(2,212)	67,552

Total liabilities and shareholder’s equity		349,022	(4,540)	344,482	336,138	(4,209)	331,929

(10)

Millar Western Forest Products Ltd.
Notes to Interim Financial Statements
For the three months ended March 31
(Unaudited)

iii)	Reconciliation of equity under IFRS to previous GAAP at March 31, 2010

March 31,
2010
$

Equity
Equity as reported under previous GAAP	71,932
IFRS adjustments increase (decrease)
Actuarial losses and past-service costs on defined-benefit plan (note c)	(779)
Biological assets at fair value (note b)	(1,403)
Deferred finance costs (note d)	1,867
Provision for reclamation (note e)	(604)
Adjustment of discount rate on reforestation obligation and employee benefits (note f)	(1,453)

Equity as reported under IFRS	69,560

iv)	Reconciliation of comprehensive income under IFRS to previous GAAP for the year ended December 31, 2010 and period ended March 31, 2010

		Year ended			Three months ended
		December 31, 2010			March 31, 2010

		Cdn			Cdn
		GAAP	ADJ	IFRS	GAAP	ADJ	IFRS
		$	$	$	$	$	$

Revenue	i)	292,377	3,006	295,383	64,720	946	65,666
Cost of sales	e)f)	184,249	(386)	183,863	41,857	44	41,901

Freight and other distribution costs		49,565	-	49,565	11,116	-	11,116
Depreciation and amortization		11,029	-	11,029	2,765	-	2,765
General and administration	c)	13,882	(116)	13,766	2,885	-	2,885
Other (income) expenses	i)	6,837	3,006	9,843	6,577	946	7,523

Operating earnings (loss)		26,815	502	27,317	(480)	(44)	(524)
Unrealized foreign exchange gain on borrowings		(10,716)	-	(10,716)	(6,688)	-	(6,688)
Finance expenses	j)	16,781	679	17,460	4,320	170	4,490

Income before income taxes		20,750	(177)	20,573	1,888	(214)	1,674
Income tax expense (recovery)	k)	2,958	(44)	2,814	(280)	(54)	(334)

Net income for the period		17,792	(133)	17,759	2,168	(160)	2,008

Actuarial losses – net of tax	l)	-	986	986	-	-	-
Other comprehensive loss for the period		-	986	986	-	-	-

Comprehensive income		17,792	(1,119)	16,673	2,168	(160)	2,008

(11)

Millar Western Forest Products Ltd.
Notes to Interim Financial Statements
For the three months ended March 31
(Unaudited)

v)	Explanatory notes for reconciliations

a)	IFRS requires that all deferred income-tax balances be presented as non-current assets or liabilities on the balance sheet. Previous GAAP required amounts to be shown as current assets or liabilities, depending on the classification of the assets and liabilities to which the deferred income tax balances relate. The effect of this reclassification on the Company’s opening balance sheet was to move $1.596 million of deferred income taxes included within current assets to be offset against deferred income taxes in non-current liabilities. At December 31, 2010, the amount reclassified was $1.711 million.

b)	Under previous GAAP, the Company capitalized the costs incurred on directly-owned timber woodlots, and did not amortize these costs. These costs were presented within intangible assets on the balance sheet. Under IFRS, these timber woodlots meet the definition of biological assets and are required to be measured at fair value, which the Company determined to be nominal at the transition date. As a result, the Company recorded a write-down to fair value on transition which had the effect of reducing intangible assets at January 1, 2010, by $1.871 million, reducing deferred income-tax liabilities by $0.468 million and reducing opening retained earnings by $1.404 million.

c)	Under IFRS, the Company’s accounting policy is to recognize all actuarial gains and losses arising on its defined-benefit pension plan immediately, in other comprehensive income, to recognize all unamortized past-service costs that have fully vested. At the date of transition, all previously unrecognized cumulative actuarial gains and losses were recognized in retained earnings in the amount of $0.716 million, and previously unamortized past-service costs were recognized in retained earnings in the amount of $0.323 million.

As a result of these adjustments, the pension asset recorded under previous GAAP of $0.742 million was removed on January 1, 2010, and a liability of $0.297 million was recorded to reflect the actual funding position of the defined-benefit pension plan. The long-term deferred income-tax liability was reduced by $0.260 million on January 1, 2010, as a result of these adjustments.

These accounting changes under IFRS also affect amounts recorded under previous GAAP at December 31, 2010, as noted in the table below.

	As at	As at
	December 31,	January 1,
	2010	2010
	$	$

Defined-benefit plan deficit under IFRS	1,280	297
Employee past-service costs	(257)	(323)
Unamortized actuarial losses	(1,981)	(716)

Net effect – decrease in other assets	(958)	(742)

(12)

Millar Western Forest Products Ltd.
Notes to Interim Financial Statements
For the three months ended March 31
(Unaudited)

Under previous GAAP, actuarial gains and losses were deferred and taken through the income statement over a number of years. As the Company has elected to recognize these immediately through other comprehensive income under IFRS, the after-tax charge through other comprehensive income is $0.986 million in 2010, being the actuarial loss of $1.315 million, less deferred tax of $0.329 million. In addition, the defined-benefit expense in the income statement is reduced by $0.116 million, less deferred taxes of $0.029 million, for the year ended December 31, 2010, as a result of past service costs being fully recognized on transition to IFRS. Total deferred tax for 2010 is $0.29 million.

d)	Under IFRS, the Company includes transaction costs in the calculation of amortized costs of financial liabilities, and amortizes these costs through finance expenses using the effective-interest method. Under previous GAAP, the Company expensed transaction costs related to financial instruments as they occurred. This caused transaction costs that had been previously expensed to be recognized as an offset to the long-term liability at January 1, 2010. The amount of deferred transaction costs at December 31, 2010, is $1.980 million, less deferred tax liability of $0.495 million (March 31, 2010 - $2.489 million, less deferred tax liability of $0.622 million; January 1, 2010 - $2.659 million, less deferred tax liability of $0.665 million).

e)	Under IFRS, the Company recognizes asset-retirement provisions when there is a legal or constructive obligation resulting from past events and a probable outflow of resources will be required to settle the obligation. Under previous GAAP, the Company expensed certain asset-retirement costs in the period they were incurred. The increase in asset retirement obligations at December 31, 2010, is $1.046 million, reducing deferred income tax liabilities by $0.261 million (March 31, 2010 - $0.805 million, reducing deferred income tax liabilities by $0.201 million; January 1, 2010 - $0.761 million, reducing deferred income tax liabilities by $0.190 million). The increase in obligation resulted in an increase in expense in the year ended December 31, 2010 of $0.285 million, less deferred income taxes of $0.071 million. (Three months ended March 31, 2010: increased expense of $0.44 million, less deferred income taxes of $0.011 million)

f)	Under Canadian GAAP, certain long-term liabilities were recorded at their net present value using the Company’s credit-adjusted risk-free rate. Under IFRS, the Company is using a risk-free rate.

Applying the risk-free rate, the balance in the Company’s reforestation liability increased on January 1, 2010 by $1.898 million, with reduced deferred income tax liabilities of $0.474 million, and is decreased for December 2010 by $0.664, with a deferred income-tax increase of $0.166 million. There was also a reclassification of $1.896 million from current payables to long term payables.

Applying the risk-free rate decreases the employee benefits for December 2009 by $0.039 million, with a reduced deferred income tax liability of $0.010 million, and increases employee benefits for December 2010 by $0.006 million, with a deferred income-tax adjustment of $0.002 million.

(13)

Millar Western Forest Products Ltd.
Notes to Interim Financial Statements
For the three months ended March 31
(Unaudited)

g)	Deferred income-tax liabilities have been adjusted to give effect to the above-noted adjustments, as follows:

	As at	As at	As at
	December 31,	March 31,	January 1,
	2010	2010	2010
	$	$	$

Recognition of biological assets (note b)	(468)	(468)	(468)
Employee future benefits (note c)	(560)	(260)	(260)
Deferred financing fees (note d)	495	622	665
Asset-retirement obligations (note e)	(261)	(201)	(190)
Reforestation (note f)	(309)	(474)	(474)
Employee benefits (note f)	(8)	(10)	(10)

Decrease to deferred income taxes	(1,111)	(791)	(737)
Reclassification of deferred income taxes	(1,711)	(1,542)	(1,596)

Net effect – decrease to deferred income taxes	(2,822)	(2,333)	(2,333)

h)	The following is a summary of transition adjustments to the Company’s retained earnings from previous GAAP to IFRS:

	As at	As at	As at
	December 31,	March 31,	January 1,
	2010	2010	2010
	$	$	$

Recognition of biological assets (note b)	(1,871)	(1,871)	(1,871)
Employee future benefits – past-service costs and actuarial losses (note c)	(2,238)	(1,039)	(1,039)
Deferred financing fees (note d)	1,980	2,489	2,659
Asset-retirement obligations (note e)	(1,046)	(805)	(761)
Reforestation (note f)	(1,234)	(1,898)	(1,898)
Employee benefits (note f)	(33)	(39)	(39)

Net effect – decrease in retained earnings	(4,442)	(3,163)	(2,949)
Deferred taxes (note g)	1,111	791	737

Net effect – decrease in retained earnings	(3,331)	(2,372)	(2,212)

(14)

Millar Western Forest Products Ltd.
Notes to Interim Financial Statements
For the three months ended March 31
(Unaudited)

i)

Reclassification of realized gains and losses on derivative contracts to other income (expense) results in an increase in revenue for the year ended December 31, 2010, of $3.006 million (March 31, 2010 - $0.946 million).

j)	The increase in financing expense under IFRS due to amortization of deferred transaction costs for the year ended December 31, 2010, is $0.679 million (March 31, 2010 - $0.170 million).

k)	The following is a summary of transition adjustments to income tax expense from previous GAAP to IFRS:

		Three
		months
	Year ended	ended
	December 31,	March 31,
	2010	2010
	$	$

To record pension expense under IFRS (note c)	29	-
Increased finance expense (note j)	(170)	(43)
Accretion of asset-retirement obligations (note e)	(71)	(11)
Adjustment of reforestation expense (note f)	166	-
Revaluation of retiree benefits at risk-free rate (note f)	2	-

Net effect – increase (decrease) in income taxes	(44)	(54)

	l)	Recognizing actuarial losses on employee future benefits under IFRS results in a decrease to retained earnings for the year ended December 31, 2010, of $0.986 million (March 31, 2010 – $nil).

vi)	Adjustments to the statement of cash flows

The impact of the transition to IFRS on the statement of cash flows is to reclassify interest payments and receipts which were classified as operating activities under previous GAAP, but are shown as financing and investing activities, respectively, under IFRS.

6	Inventories

	March 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$

Logs	41,564	18,690	17,493
Pulp	17,823	16,486	12,156
Lumber	15,427	14,238	11,292
Operating supplies and consumables	10,702	12,697	13,002

	85,516	62,111	53,943

(15)

Millar Western Forest Products Ltd.
Notes to Interim Financial Statements
For the three months ended March 31
(Unaudited)

Total log and finished-product inventory, which reflects net realizable value at March 31, 2011, includes valuation provisions as follows:

	March 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$

Market value adjustments
Logs	-	-	743
Pulp	-	-	-
Lumber	11	101	2,143
Other	-	619	224

	11	720	3,110

7	Financing expenses – net

	Three months ended March 31,
	2011	2010
	$	$

Interest expense on borrowings	4,121	4,294
Less interest capitalized on qualifying assets	(600)	-

Net interest expense on borrowings	3,521	4,294
Other interest and bank charges	212	220
Interest income	(28)	(24)

	3,705	4,490

8	Other (income) expenses

	Three months ended March 31,
	2011	2010
	$	$

Gain on disposal of property, plant and equipment	(36)
Other foreign exchange losses	969	2,050
Change in unrealized (gains) losses on derivative contracts	(4,397)	4,527
Realized losses on derivative contracts	765	946

	(2,699)	7,523

(16)

Millar Western Forest Products Ltd.
Notes to Interim Financial Statements
For the three months ended March 31
(Unaudited)

9	Financial instruments and financial risk factors

Financial instruments

The estimated fair value of financial instruments is based on relevant market prices and information available at the period end.

Due to their short-term nature, the fair value of short-term financial assets and liabilities, which includes cash and cash equivalents, accounts and other receivables, accounts payable and accrued liabilities, approximates their carrying value.

Financial risk management

The Company is exposed to a number of different financial risks arising from the normal course of business. These risk factors include market risks relating to commodity pricing. From time to time, the Company enters into forward contracts for both lumber and pulp to reduce commodity-price risk. The Company does not enter in such agreements for speculative trading purposes. These contracts are generally settled financially, but some may, at the Company’s discretion, be settled by physical delivery of the finished product. Realized gains or losses on the contracts are included in other income at the time of delivery. Contracts outstanding at the end of the period are recorded at their fair value, and any changes in unrealized gains or losses are included in other income (expense).

At March 31, 2011, the Company had $57.2 million in U.S.-dollar-denominated forward commodity contracts outstanding, with unrealized gain of $1.5 million. At March 31, 2010, outstanding forward commodity contracts were $84.0 million U.S., with an unrealized loss of $3.9 million. All of the derivative contracts have terms of less than one year.

A US$10 change in the contract pricing on the outstanding commodity contracts of $57.2 million U.S. would result in a price sensitivity change of $1.7 million.

10	Segmented information

The Company’s operations are located in Canada. The Company’s reportable segments are strategic business units that manufacture and sell different products. The business units are managed separately, as each business requires different manufacturing technology and marketing strategies. The Company has three reportable segments: lumber, pulp and corporate and other. The lumber segment manufactures dimension lumber for sale primarily in Canada, the United States and Asia. The pulp segment manufactures bleached chemi-thermo- mechanical pulp for sale to papermakers worldwide. Included in corporate and other are the combined results from the Company’s management services, and unallocated corporate and other expenses.

(17)

Millar Western Forest Products Ltd.
Notes to Interim Financial Statements
For the three months ended March 31
(Unaudited)

The Company evaluates the performance of each segment based upon operating earnings. The Company does not allocate financing expenses or income taxes to its business segments. Inter-segment transfers of logs and chips are recorded at transfer prices intended to approximate fair market value. Results of operations are presented net of these transfers.

Product segments

	Lumber
	Three months ended March 31,
	2011	2010
	$	$

Revenue	26,109	24,254

Cost of products sold (excluding depreciation and amortization)	23,398	18,943
Freight and other distribution costs	1,935	2,045
Depreciation and amortization	995	1,000
Other (income) expense	(3,512)	1,877

Operating earnings	3,293	389

	Pulp
	Three months ended March 31,
	2011	2010
	$	$

Revenue	43,508	41,337

Cost of products sold (excluding depreciation and amortization)	25,379	22,954
Freight and other distribution costs	10,071	9,071
Depreciation and amortization	1,753	1,746
Other (income) expense	813	5,646

Operating earnings	5,492	1,920

	Corporate and other
	Three months ended March 31,
	2011	2010
	$	$

Revenue	101	75

Cost of products sold (excluding depreciation and amortization)	-	4
General and administration	3,807	2,885
Depreciation and amortization	26	19
Operating loss	(3,732)	(2,833)

(18)

Millar Western Forest Products Ltd.
Notes to Interim Financial Statements
For the three months ended March 31
(Unaudited)

	Total
	Three months ended March 31,
	2011	2010
	$	$

Revenue	69,718	65,666

Cost of products sold and administration (excluding depreciation and amortization)	52,584	44,786
Freight and other distribution costs	12,006	11,116
Depreciation and amortization	2,774	2,765
Other (income) expense	(2,699)	7,523

Operating earnings	5,053	(524)

Cost of products sold for the lumber segment is net of chip transfers to the pulp segment of $1.1 million (2010 – $1.5 million).

Expenditures on property, plant and equipment

	March 31,	December 31,
	2011	2010

Lumber	11,796	20,391
Pulp	376	1,588
Corporate and other	48	177

	12,220	22,156

Identifiable assets

	March 31,	December 31,
	2011	2010

Lumber	184,775	148,224
Pulp	140,686	143,032
Corporate and other	33,260	53,226

	358,721	344,482

11	Subsequent event

On April 1, 2011, the Company replaced its existing US$190 million in bonds due November 2013 with a new issue of US$210 million in bonds due April 1, 2021, bearing an interest rate of 8.5%, payable semi-annually on April 1 and October 1 of each year. The new notes are unsecured obligations of the Company and rank equally and rateably with all existing and future unsecured indebtedness of the Company.

(19)